EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

August 4, 2008

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 333-151685 and 811-08413 (the “Registrant ”)

Dear Ms. Stout:

On behalf of the Registrant, I am sending a response to your   oral comments delivered on July 31, 2008, to the Pre-Effective Amendment No. 2 to the registration statement   filed on Form N-14     by the Registrant on July 30, 2008, accession no. 0000907244-08-000420, relating to the acquisition of the assets of Evergreen Special Equity Fund (“Special Equity Fund”), a series of Evergreen Select Equity Trust, by Evergreen Golden Core Opportunities Fund (“Golden Core Opportunities Fund”), a series of the Registrant (the “Merger”).  Please note the following responses:

Comments to Prospectus/Proxy Statement:

Comment #1:              You asked that we provide performance information from inception through June 30, 2008, for Golden Core Opportunities Fund   .

Response:                  The requested change has been made.

Comments to Pro Forma Financial Statement:

Comment #2:            You noted that in the Statement of Assets and Liabilitiesthere is an entry under “Liabilities” entitled “Due to Affiliates” which has a totalof$101,563and asked that we explain what this liability relates to.

Response:                    This item relates to the Evergreen Golden Core Opportunities Fund’s state registration expensesewhich Evergreen paidon its behalf. Evergreen has not assumed these expenses, and Evergreen Golden Core Opportunities Fund is obligated to repay Evergreen.

U.S. Securities and Exchange Commission
Division of Investment Management

Comment #3:          In Note 4 to the Pro Forma Combining Financial Statements, you asked that we specifically identify the waiverscurrently in place for the Golden Core Opportunities Fund, as disclosed in theProspectus / Proxy Statement.

Response:                  We have   added disclosure in Note 4statingthat the investment advisor, Evergreen Investment Management Company, LLC  (“EIMC”),has a current voluntary fee waiver in effect for Evergreen Golden Core Opportunities Fund and has agreed to a contractual fee waiver that would be effective upon completion of the Merger.Note 4 now reads as follows (the additional disclosure is in bold):

“From time to time, EIMC may voluntarily or contractually waive its fee and/or reimburse expenses in order to limit operating expenses. These waivers and/or reimbursements, if any, are reflected for each Fund for the period from December 17, 2007 to June 30, 2008. The combined pro forma expenses reflect any adjustments necessary to limit operating expenses for the Pro Forma combined fund.

During the period from December 17, 2007 to June 30, 2008, EIMC   voluntarilywaiveditsmanagement fee and/or reimbursedexpenses for Golden Core Opportunities Fund in order to limit operating expenses to 1.50% for Class A, 2.25% for Class B, 2.25% for Class C, and 1.25% for Class I.   In addition, EIMC has contractually agreed to waive itsmanagement fee and/or reimburse expenses for a period of two years beginning September 2008 (effective upon completion of the Reorganization) in order to limit total fund operating expensesto thesesame amountsfor each class.”

You had indicated that all correspondence s are now required to make certain representations. We make the following representations to you:

-- the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

-- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Division of Investment Management

-- the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Registration Statement for the Registrant.  Revisions made to the Prospectus/Proxy Statement and Pro Forma Financial Statements will be marked in the distribution sent to you via   email.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Mary Cole

               U.S. Securities and Exchange Commission

Timothy Diggins, Esq.

              Ropes & Gray LLP